UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 5, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

SCYNEXIS, Inc.

File No. 333-194192 - CF#30551
_____

SCYNEXIS, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on February 27, 2014, as amended.

Based on representations by Issuer, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through December 20, 2023
Exhibit 10.11	through December 20, 2016
Exhibit 10.12	through December 20, 2023
Exhibit 10.13	through December 20, 2016
Exhibit 10.14	through December 31, 2014
Exhibit 10.15	through December 20, 2016
Exhibit 10.23	through December 20, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary